Empire Resources, Inc.
One Parker Plaza
Fort Lee, New Jersey 07024
 (201) 944-2200

May 1, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Justin Dobbie, Patrick Kuhn, Doug Jones and Tonya K. Aldave

Re:	Empire Resources, Inc.
Registration Statement on Form S-1, originally filed on January 30, 2012
File No. 333-179245, as amended (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Empire Resources, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 11 a.m., Eastern Time, on May 3, 2012, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement, the Company acknowledges the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours,

Empire Resources, Inc.

By:	/s/ Sandra Kahn
Sandra Kahn
Chief Financial Officer